Exhibit 99.1

Change in Volvo Financial Reporting Structure

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 17, 2007--Net sales and operating result of the business units and Volvo Real Estate (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) will be allocated to the Volvo business areas as from January 1, 2007. As of the same date, Financial Services will be consolidated according to the purchase method. These changes are implemented in order to further increase the transparency and to more clearly present the profitability of the respective product areas as well as the customer finance operations.

The Volvo Group's operations are organized in business areas and a number of business units with Group-wide responsibility for engines, product development, sourcing, IT, logistics and parts. Substantial synergies are created within the Group based on global coordination and competitive offerings.

In Volvo's external financial reporting, net sales and operating income are reported for each product-related business area. As from January 1, 2007, the benefits from the synergies created in the business units are transferred back to the product-related business areas as the financial results from all business units are allocated to the business areas. The allocation is based on the respective business area's use of the services of the business units. Previous years only the financial result from the business units Volvo Powertrain and Volvo Parts have been allocated to the business areas whereas the remaining business units have been included in the item Other. After allocation the item Other will only include the financial result generated from corporate functions. Quarterly and yearly financial results 2006 by business area have been recalculated according to the allocation and are presented in an appendix to this press release.

As from January 1, 2007, the responsibility for the group treasury function and the real estates will be moved from Financial Services. The group treasury function will be reported under corporate functions. The real estates of the group, Volvo Real Estate, will be reported within the industrial and commercial operations and the financial result, previously reported in Financial Services, will be allocated to the business areas.

As from January 1, 2007, Financial Services is consolidated according to the purchase method. Previously, Financial Services has been consolidated according to the equity method. The appendix includes balance sheets presenting the Volvo group as at December 31, 2006, including the transfer of Volvo Real Estate and the consolidation of Financial Services according to the purchase method. As a consequence, net financial position changes from SEK 24.7 billion to SEK 22.4 billion and net debt ratio changes from 28.3 percent to 28.6 percent within Industrial & Commercial.

April 17, 2007

Enclosure

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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